UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 000-18592

Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008 and Report of Independent Registered Public Accounting Firm

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008 and Report of Independent Registered Public Accounting Firm

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan

South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 25, 2009

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Cash	$21,051	$317,821

Investments (Note 3 and 4)	34,152,382	36,158,622

Receivables:
Employer contributions	22,338
Participant contributions	73,175	65,005
Total receivables	95,513	65,005

TOTAL ASSETS	34,268,946	36,541,448

LIABILITIES:
Accounts payable	31,827	445,756
Total liabilities	31,827	445,756

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	34,237,119	36,095,692

Adjustment from fair value to contract value for common collective trust	73,531

NET ASSETS AVAILABLE FOR BENEFITS	$34,310,650	$36,095,692

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

CONTRIBUTIONS:
Employer contributions	$21,819
Participant contributions	2,709,489
Rollover contributions	176,298

Total contributions	2,907,606

INVESTMENT (LOSS) INCOME:
Net depreciation in fair value of investments	(2,405,598)
Interest and dividends	171,007

Net investment loss	(2,234,591)

DEDUCTIONS:
Benefits paid to participants	(2,430,938)
Administrative expenses	(27,119)

Total deductions	(2,458,057)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,785,042)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,095,692

End of year	$34,310,650

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2008 AND 2007, AND FOR THE
YEAR ENDED DECEMBER 31, 2008

1.                      DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service of Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan.  The Company suspended employer matching contributions to the Plan in August of 2007 through mid December 2008.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution and charged with withdrawals and an allocation of Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% a year of credited service and is 100% vested after five years of credited service.

Participant Loans—Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2008 and 2007, forfeited nonvested accounts totaled $123,044 and $54,208, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2008, forfeited nonvested accounts totaling $2,959 were used to reduce employer contributions.

Administrative Expenses—Administrative expenses of the Plan are paid by the employer as provided in the Plan document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit-Responsive Investment Contracts— As described in Financial Accounting Standards Board Staff Position, (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Morley Stable Value Fund (“MSV”). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust. The Plan’s management has recorded the investment contract at fair value as it approximates contract value. The weighted average yield of the underlying investments in the MSV Fund for the year ended December 31, 2008 was 6.0%.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008 and 2007.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.   Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Recently Adopted Accounting Standard—Effective January 1, 2008 the Plan adopted Statement of Financial Accounting Standards (“SFAS”) SFAS No. 157, Fair Value Measurement.  This statement defines fair value, establishes a framework to measure fair value, and expands disclosures about fair value measurements.  SFAS No. 157 establishes a fair value hierarchy used to prioritize the quality and reliability of the information used to determine fair values.  Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

3.                      FAIR VALUE OF INVESTMENTS

The following table table presents the financial assets the Plan measures at fair value on a recurring basis as of December 31, 2008:

	Investment Assets at Fair Value as of December 31, 2008
Description	(Level 1)	(Level 2)	(Level 3)	Total
Interest bearing cash (1)	$2,311,200			$2,311,200
Mutual funds (1)	14,502,386			14,502,386
Common collective trust (2)		1,346,002		1,346,002
Merit Medical Systems, Inc. common stock (1)	14,363,418			14,363,418
Participant loans (3)			1,629,376	1,629,376
Investments, at fair value	$31,177,004	$1,346,002	$1,629,376	$34,152,382

(1)           The fair value is based on quoted market prices in active markets.

(2)           The fair value of common collective trust is based on the value of the underlying investments.

(3)           The value of the unpaid participant loan balance is based on their exit value when collected or by deemed distributions if they are not repaid.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Partcipant Loans:
Balance, beginning of year	$1,657,864
Loan repayments and withdrawals, net	(28,488)
Balance, end of year	$1,629,376

4.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31, 2008 and 2007:

	2008	2007

Merit Medical Systems, Inc. common stock, 801,083 and 884,405 shares, respectively	$14,363,418	$12,293,229
PIMCO Total Return; Administrative Class Shares 303,889 and 228,685 shares, respectively	3,081,432	2,444,638
Fidelity Spartan Money Market Fund, 2008—2,299,950 Shares	2,299,950	*
MainStay ICAP Select Equity; Class 1 Shares 2007—54,297 shares	*	2,108,883
Columbia Marsico Focused Equity Fund; Class Z Shares, 2008—115,859 shares	1,742,527	*

*This investment did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008 or 2007.

During the year ended December 31, 2008, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Artisan International; Investor Shares	(321,303)
Baron Asset Fund	(378,505)
Columbia Marsico Focused Equity Fund; Class Z Shares	(1,043,784)
Fidelity Spartan US Equity Index Fund; Investor Class Shares	(402,747)
Harbor International Fund; Investor Class Shares	(373,766)
MainStay ICAP Select Equity; Class 1 Shares	(801,662)
Merit Medical System, Inc. Common Stock	3,977,021
Morley Stable Value	27,897
Nations Marsico Focus Equities Fund; Investor A Shares	(54,279)
Lehman Brothers High Income Bond; Investor Shares	59
Oakmark Fund; Class 1 Shares	(478,571)
Oakmark International Fund; Class 1 Shares	(349,628)
PIMCO Developing Local Markets; Administrative Class Shares	(91,345)
PIMCO Emerging Local Bond Fund; Administrative Class Shares	(133,377)
PIMCO Real Return Fund; Administrative Class Shares	(81,240)
PIMCO Total Return Fund; Administrative Class Shares	117,400
RS Global Natural Resources	(374,173)
RS Technology Fund; Class A Shares	(39)
T Rowe Price International Funds, Inc. Emerging Markets Stock Fund	(21,542)
Turner Mid Cap Growth; Class 1 Shares	(683)
Wasatch Small Cap Growth Fund	(402,554)
Wasatch Small Cap Value Fund	(482,799)
Wells Fargo C&B Mid Cap Value; Class D Shares	(383,303)
Wells Fargo Advantage Ultra Short-term Municipal Income Fund	1,686
William Blair International Growth Fund; Class N Shares	(354,361)

Net depreiation in fair value of investments	$(2,405,598)

5.                      RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, the Plan held 801,083 and 884,405 shares, respectively, of the Company’s common stock, with a fair value of $14,363,418 and $12,293,229, respectively.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$34,310,650
Adjustment from contract value to fair value for common collective trusts	(73,531)

Net assets available for benefits per Form 5500	$34,237,119

For the year ended December 31, 2008, the following is a reconciliation of decrease in net assets available for benefits per the financial statements to the Form 5500:

Statement of changes in net assets available for benefits:
Decrease in net assets available for benefits per the financial statements	$(1,785,042)
Adjustment from contract value to fair value for common collective trusts	(73,531)

Decrease in net assets available for benefits per Form 5500	$(1,858,573)

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Fair
Lessor or Similar Party		Collateral, Par or Maturity Value	Cost	Value
	Artisan International; Investor Shares	Registered Investment Company	**	$358,809
	Baron Asset Fund	Registered Investment Company	**	581,411
	Columbia Marsico Focused Equity Fund; Class Z Shares	Registered Investment Company	**	1,742,527
	Fidelity Cash Reserves	Registered Investment Company	**	11,250
	Fidelity Spartan Money Market Fund	Registered Investment Company	**	2,299,950
	Fidelity Spartan US Equity Index; Investor Class Shares	Registered Investment Company	**	808,012
	Harbor International Fund; Investor Class Shares	Registered Investment Company	**	680,163
	MainStay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	1,468,270
*	Merit Medical Systems, Inc. Common Stock	Common Stock (801,083 shares)	**	14,363,418
	Morley Stable Value	Common Collective Fund (65,236 units)	***	1,346,002
	Oakmark Fund; Class l Shares	Registered Investment Company	**	1,014,979
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	391,144
	PIMCO Developing Local Markets; Adminstratative Class Shares	Registered Investment Company	**	1,448
	PIMCO Emerging Local Bond Fund; Administrative Class Shares	Registered Investment Company	**	2,292
	PIMCO Real Return Fund; Administrative Class Shares	Registered Investment Company	**	1,121,591
	PIMCO Total Return Fund; Administrative Class Shares	Registered Investment Company	**	3,081,432
	RS Global Natural Resources	Registered Investment Company	**	352,228
	RS Technology Fund; Class A Shares	Registered Investment Company	**	1,308
	T Rowe Price International Funds, Inc. Emerging Markets Stock Fund	Registered Investment Company	**	22,412
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	605,512
	Wasatch Small Cap Value Fund	Registered Investment Company	**	595,733
	Wells Fargo C&B Mid Cap Value; Class D Shares	Registered Investment Company	**	765,108
	Wells Fargo Advantage Ultra Short-term Municipal Income Fund	Registered Investment Company	**	422,339
	William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	485,668
*	Participant Loans	Participant loans (maturing 2009 to 2016 at interest rates of 4.25% to 9.25%)		1,629,376

	TOTAL			$34,152,382

*	Party-in-interest
**	Cost information is not required for participant—directed investments and, therefore, is not included.
***	Represents a fully benefit—responsive investment contract.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401 (k) Retirement Savings Plan

Date: June 25, 2009	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee